Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zero Labs Automotive, Inc.
1535 Rosecrans Avenue
Gardena, CA 90066
https://www.zerolabs.com/

Up to $5,000,000.00 in Class B Common Stock at $12.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Zero Labs Automotive, Inc.
Address: 1535 Rosecrans Avenue, Gardena, CA 90066
State of Incorporation: DE
Date Incorporated: February 29, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 1,200 shares of Class B Common Stock
Offering Maximum: $5,000,000.00 | 400,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $12.50
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Time-Based Perk

Early Tier 1

Invest $500+ within the first two weeks and receive 5% bonus shares

Early Tier 2

Invest $1,000+ within the first two weeks and receive 10% bonus shares.

Early Tier 3

Invest $5,000+ within the first two weeks and receive 20% bonus shares.

Early Tier 4

Invest $10,000+ within the first two weeks and receive 30% bonus shares.

Early Tier 5

Invest $50,000+ within the first two weeks and receive 40% bonus shares.

Early Tier 6

Invest $100,000+ within the first two weeks and receive 60% bonus shares.

Volume-Based Perks**

Tier 1

Invest $1,000+ and receive 5% bonus shares and a complimentary ZLABS platform or full vehicle reservation.

Tier 2

Invest $5,000+ and receive 10% bonus shares and a complimentary ZLABS platform or full vehicle reservation.

Tier 3

Invest $10,000+ and receive 15% bonus shares, a 5% discount on your vehicle purchase, and a complimentary ZLABS platform or full vehicle reservation.

Tier 4

Invest $50,000+ and receive 20% bonus shares, a 7% discount on your vehicle purchase, and a complimentary ZLABS platform or full vehicle reservation.

Tier 5

Invest $100,000+ and receive, 30% bonus shares, a 10% discount on your vehicle purchase, and a complimentary ZLABS platform or full vehicle reservation

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** Vehicle purchase discounts and complimentary ZLABS platform or full vehicle reservations are subject to terms and conditions. The discounts and complimentary reservations may be subject to availability, specific qualification criteria, and additional terms. The complimentary ZLABS platform or full vehicle reservation does not guarantee delivery of a vehicle or platform, as production timelines and availability can be affected by various factors outside the control of the Company.

<u>The 10% StartEngine Owners' Bonus</u>

Zero Labs Automotive will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $ 12.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $1,250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Zero Labs Automotive, Inc. ("Zero Labs" or the "Company") is an automotive and industrial design, technology, and engineering firm with a focus on developing premium classic electric vehicles.

The Company offers both direct-to-customer and commercial-partner solutions ranging from "complete build" classic electric vehicles to advanced conversion technology for existing vehicles, with an initial focus on what we believe to be the most iconic and exciting classic 4x4 SUVs, trucks, and "muscle cars" in the world. The Zero Labs team, cumulatively, has more than 130 years of experience in engineering brands in transportation and technology.

The Company is located at 1535 Rosecrans Avenue, Gardena, California 90066. The Company conducts business in California and sells products through the Internet throughout the United States. The Company's website is https://www.zerolabs.com/.

Zero Labs Automotive, Inc. has established multiple strategic partnerships with top-tier motor, battery, specialized parts and high-voltage electronics vendors across the globe to ensure the highest quality and performance of its electric vehicles. By collaborating with vendors renowned for their expertise and innovative technologies, the Company can offer cutting-edge products to meet the demands of the rapidly evolving electric vehicle market. Moreover, to mitigate any potential supply chain risks, the Company has established alternate vendors for critical components, ensuring a robust supply chain network and minimizing disruptions in production. Additionally, the Company embraces the concept of local and in-house manufacturing, allowing it to leverage the strengths of each region, reduce logistics complexities, and strengthen its presence in local markets in periods such as Covid shutdowns. This commitment to a diversified and secure supply chain enhances the Company's ability to meet customer expectations while maintaining its position as a leading player in the electric vehicle industry.

Zero Labs Automotive, Inc. possesses an extensive range of intellectual property, including over 4,000 new part designs, proprietary software and CAD models, multiple trademarks, ownership of proprietary tools, key vendor relationships, proprietary manufacturing methods, expertise in working with special materials, assembly methods, custom molds, advanced testing methods, and state-of-the-art assembly technology. These factors contribute to our ability to provide innovative and customized solutions that meet the diverse needs of our clients across various industries and offer greater protection against supply chain shutdowns.

Application or Registration #

5807240: IC 042. US 100 101. G & S: Automotive design services, not including design services for two-wheeled vehicles.

5697744: IC 037. US 100 103 106. G & S: Custom conversion services of land-going vehicles, namely, automobiles, trucks, and vans to electric and alternative fuel propulsion systems.

5595947: IC 040. US 100 103 106. G & S: custom building of trucks.

The Company was formed on February 29, 2016, initially as a limited liability company, Zero Labs Automotive, LLC. On June 11, 2019, the limited liability company was converted into a Delaware corporation, in the process of changing its name to Zero Labs Automotive, Inc. A new limited liability company, Zero Labs Group, LLC, became the Company's holding company and sole stockholder.

Litigation

On July 8, 2022, Zero Motorcycles, Inc. filed a complaint against the Company asserting federal trademark infringement, California trademark infringement, and unfair competition in violation of California Business & Professions Code § 17500 et. seq., and seeking cancellation of the Company's trademark registrations based on the Company's use of its long existing and federally registered and approved "ZERO LABS" marks and "Z" logo. The plaintiff seeks, among other things, a permanent injunction, disgorgement of profits, cancellation of the Company's trademark registrations, and punitive damages. On October 31, 2022, the Company filed a motion to dismiss the complaint, and the plaintiff responded by amending its complaint. On December 19, 2022, the Company filed a renewed Motion to Dismiss concerning the amended complaint. As of the date of this Form C, the court has not ruled on the Company's renewed Motion to Dismiss and, consequently, has scheduled no trial date.

Other than the above matter, the Company is not subject to any current litigation or threatened litigation.

Competitors and Industry

Competitors

The Company competes with other businesses in the classic vehicle restoration and electrification industries, as well as those in the electric vehicle industries. Our competitors may include products from mass manufacturers or classic electric startups. We also generally compete with traditional classic electric conversion shops, startup classic electric firms, and do-it-yourself electric vehicle conversion supply companies, mainly in the United States, Europe, and Australia.

Market & Industry

While electric vehicles are stealing the headlines, a massive $1.4 trillion market remains untouched: classic cars and the booming automotive aftermarket. Zero Labs is plugging into this blind spot, offering timeless classic conversions through a sustainable and scalable model.

The global electric vehicle market is skyrocketing, projected to reach $858 billion by 2027 and the automotive aftermarket is set to reach $1.17 trillion by 2030. Not to mention 500 million classic car enthusiasts (and 2 million new classics each year) are craving clean energy.

Current Stage and Roadmap

Current Stage

The Company has been in a pre-market and product development phase since 2020. As of the date of this filing, the Company has sold a limited number of classic electric vehicles ("Premium Classic Electric Vehicles") and classic-vehicle electric platforms (the "Classic Vehicle Electric Platform") for product confirmation and development purposes, rather than for revenue generation. With the proceeds of this Offering, the Company hopes to scale product sales and increase profitability.

Our Premium Classic Electric Vehicles are "complete builds" (i.e., not only conversions of existing vehicles), designed to be low maintenance and environmentally friendly and to offer superior luxury and refinement. The complete-build vehicles are available in multiple formats and models and include sourcing of an original Classic Electric Ford Bronco 1st Generation, the Classic Electric Land-Rover Series II and III 109 Wagon, the Classic Electric Ford F-Series (Sixth-Generation and Fourth-Generation), the Classic Electric Land-Rover Defender 110 Series, the Classic Electric Jeep Wagoneer, the Classic Electric Toyota FJ60/62, the Classic International Scouts, and many others. We also launch new scale models every year. Each of these electrically powered classic vehicles features lightweight aluminum bodywork, which protects the vehicle's electronics from salt and sun. Vehicle finishes, all rust-protected, are UV-, stain-, mold-, and mildew-resistant. Our focus is on offering popular models with abundant supply, such as unaltered classic 4x4 SUVs, trucks, "muscle cars," as well as other models that are already in the market.

The Classic Vehicle Electric Platform is the world's first complete electric platform specifically designed to transform beloved classic gasoline and diesel vehicles into clean energy alternatives that do not degrade the environment. After over seven years of engineering and testing this technology in all 2020/2021 full vehicle rebuilds, we are proud to offer electric platforms that are designed to transform four gasoline and diesel vehicle formats, including classic 4x4s, classic "muscle cars," classic two-door coupes, and classic pickup trucks. Because the Classic Vehicle Electric Platform is a part of every build, customers can keep the features they love about their classic vehicles and exclude the features they find to be of little value practically or aesthetically. Significantly, customers can enjoy a classic ride without negatively impacting the environment for future generations. The Classic Vehicle Electric Platform conversions are available in a variety of vehicle formats and are custom-built to order, with pricing based on customization and options chosen. Final specifications and a full list of available model sizes prior to manufacturing may be found on our website, https://zerolabs.com

Future Roadmap

The Company plans to scale its production of a range of electric vehicles and electric vehicle platforms to convert classic vehicles to electric ones. The Company strives to leverage existing commercial supply chains where possible to accelerate "time to market" and to ensure that it can offer vehicles at competitive price points.

<u>Premium Classic Electric Vehicles</u>

Description: Electrically powered classic vehicles

Current Market: A rapidly growing global market for electrified classics, which largely focuses on traditional conversion methods which are often limited by time, quality, performance, and safety.

<u>ZLABS Classic Vehicle Electric Conversion Platform</u>

<u>Description:</u> A complete electric platform specifically designed to transform classic gasoline and diesel vehicles into clean energy alternatives.

Current Market: Current market utilizes traditional DIY methods that require significant time and technical expertise to install often at great cost and loss of performance.

The Team

Officers and Directors

Name: Adam Roe

Adam Roe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, Treasurer, Secretary, and Director
  Dates of Service: January, 2016 - Present
  Responsibilities: Responsible for setting the vision and direction for the Company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public. Responsible for leading the development and implementation of technology strategies to ensure the success of the organization, overseeing the development of new technologies and systems, supporting the engineering and product teams, while also focusing on costs and efficiency. Adam does not currently receive salary compensation for this role and presently holds 7,000,000 shares of Class A Common Stock

Name: Lizen Yumang

Lizen Yumang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Finance & Investor Relations
  Dates of Service: December, 2023 - Present
  Responsibilities: Lizen plays a crucial role in engaging with potential investors, contributing to marketing efforts, and internally ensuring the financial well-being of the company. Lizen currently receives salary compensation of $165,000 for this role.

Other business experience in the past three years:

- Employer: Wrightspeed Inc
  Title: Head of Finance
  Dates of Service: January, 2023 - October, 2023
  Responsibilities: Managing company finances.

Other business experience in the past three years:

- Employer: Sea Electric
  Title: Financial and Supply Chain Controller
  Dates of Service: June, 2020 - January, 2022
  Responsibilities: Managed Accounting & Finance related functions.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that electric vehicles are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company is still in a pre-market sales and product development stage and cannot guarantee that it will be able to grow to its next stage of product development and become profitable.

The Company is in a pre-market sales and product development stage. To date, all of the Company's product sales have been made for the purposes of market confirmation and product development, not to generate revenue. As to these product sales, the Company has fulfilled only a limited amount of customer orders, and the revenue generated from the orders has helped fund the Company's development of new product models. If the Company receives sufficient funding from this Offering, it hopes to sell its products on a large scale and at lower market prices. However, it cannot guarantee that it will be able to scale product sales even if this Offering yields sufficient funding. Many factors could impact the Company's ability to scale product sales, including, without limitation, the public's acceptance of its products, critical reviews, competing products on the market, the availability of distribution channels for its products, general economic conditions, and other tangible and intangible factors. Before investors subscribe for Class B Shares, they should consider the possibility, as an inherent risk in this Offering, that the Company will fail to become profitable. If the Company falls short of achieving economic success with the sale of its products, its financial performance will be adversely affected, perhaps materially, as would the potential value of the Class B Shares.

The Company operates within a highly competitive industry, and it cannot guarantee that it will maintain a robust financial position, relative to its competitors, in order to become profitable.

The Company competes with other businesses in the classic vehicle restoration and electrification industries, as well as those in the electric vehicle industries. Our competitors may include products from mass manufacturers such as Ford, VW or GM, or classic electric startups including Lunaz, Everrati, Zelectric Motors, Kindred Motorworks, Charge EV, or E.C.D. Automotive Design. We also generally compete with traditional classic electric conversion shops, startup classic electric firms, and do-it-yourself electric-vehicle conversion supply companies, mainly in the United States, Europe, and Australia. As mentioned above, because the Company's business is still in a pre-market sales and product development stage, it is unable to guarantee that it will be able to successfully scale its product sales and generate revenue after this Offering's completion or termination. Some of the Company's competitors could be in a more advanced stage of development than the Company or have unknown products in development. Any failure on the part of the Company to maintain a robust financial position against these more established companies could adversely affect its ability to become profitable. If it is unable to compete effectively for any reason, including ineffective marketing and brand awareness efforts, its financial performance could be adversely affected, perhaps materially.

The Company depends on key personnel to maintain its competitive position.

The ability of the Company to maintain its competitive position depends, to a large degree, on the services of the Company's management team and managers. The loss or diminution in the services of members of the management team or an inability to attract, retain and maintain additional management personnel could have a material adverse effect on the Company's financial performance. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect the Company's ability to retain its existing management and attract additional qualified management personnel, which could have a significant adverse impact on the Company's financial performance.

The Company may be unable to maintain brand awareness to the extent necessary to become profitable.

We believe developing and maintaining awareness of and consumer engagement with our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers and maintaining old customers. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide attractive products at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new customers and maintain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

The Company operates within risky sectors of the automobile industry.

Certain aspects of the electric vehicle and classic vehicle electrification sectors involve a substantial degree of risk. In particular, safety and sustainability are major considerations within these industry sectors. Repairing damage to custom electric vehicles may be more costly than to conventional mass-produced vehicles, and the replacement of battery units poses liability issues for manufacturers and suppliers. Defective electrical components pose fire threats. Environmental issues also pose a problem to manufacturers in the electric vehicle industry, as a higher demand for electric vehicles requires manufacturers to source or create sustainable supplies of specialized vehicle components and raw material to scale production. Within the classic vehicle electrification sector, the health risks are pronounced, with the removal of harmful toxins, such as lead and aged fluids, from older vehicles. Managing the aforementioned risks may result in increased expenses for businesses operating in the electric vehicle and classic vehicle electrification sectors and contribute, initially, to the risk of weaker financial performance. Before making an investment, investors should consider the risks inherent in the electric automobile and classic vehicle electrification sectors in which the Company operates.

The Company's financial success depends upon our clientele's reception of our products, which is difficult to predict.

The production and distribution of electric vehicles and electrically converted classic vehicles are inherently risky businesses because the revenues we derive and our ability to distribute our products depend primarily upon their acceptance by prospective clients. Their reception of our products is difficult to predict, making it a challenge to anticipate how successful our products will be at any point in time. In addition, our products' commercial success also depends upon the quality and acceptance of competing products available or released into the marketplace at or near the same time. Other factors, including the availability of different vehicles (gas, diesel, hybrid) and growing competition for consumer discretionary spending may also affect our consumer base. Furthermore, the ability of our distribution channels to sell our products will impact the revenues we receive. Ultimately, reduced public acceptance of our products can affect all of our revenue streams and may adversely impact our results of operations.

The Company's financial performance depends, in part, on its ability to respond to and capitalize on rapid changes in consumer behavior resulting from new technologies and distribution platforms.

Technology in the electric vehicle and classic electrification sectors changes and improves rapidly. We must adapt to advances in technologies to ensure that our products remain desirable and widely available to consumers while protecting our intellectual property interests. The ability to anticipate and take advantage of new and future sources of revenue from these technological developments will affect our ability to continue to increase our revenue and expand our business. Similarly, we also must adapt to changing consumer behavior driven by technological advances. For instance, technological advances in bidirectional charging and in battery and charging infrastructure are becoming more prevalent. These technological advances may lead to heightened consumer expectations of electric vehicle performance and of the performance of classic vehicles which have been electrically converted, as this improved technology leads to more efficient and increased production of improved forms of electric vehicles on the market from our competitors. If we cannot ensure that our products are responsive to the demands of our target consumers and capitalize on technological advances, our revenues will decline and our financial performance may be adversely affected.

The Company's financial performance depends on the ability of our suppliers to fulfill orders for the constituent parts of our products.

The Company relies on the availability of its suppliers for product components, especially as it looks forward to scale production of its products after the completion of this Offering. Such components include, without limitation, motors, motor inverters, battery packs, chargers, and more. The Company cannot guarantee that critical suppliers will be able to adequately fulfill all of its orders in the future. If they are unable to do so, the Company's financial performance will be adversely affected.

Strikes and other union activity may negatively impact the Company's financial performance.

The services of engineers, designers, researchers and other talent, trade employees and others that we and our suppliers engage are subject to collective bargaining agreements. If we or our suppliers are unable to renew expiring collective bargaining agreements, the affected unions could respond with strikes or work stoppages. Such actions, as well as significant labor disputes and higher costs associated with the negotiation of collective bargaining agreements, could adversely affect our business by causing delays in production and in release dates or by reducing our products' profit margins.

The Company's intellectual property rights could be unenforceable or ineffective, and the Company could be subject to claims for intellectual property infringement.

One of the Company's most valuable assets is its intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with the Company's ability to make, use, develop, sell, or market all or portions of its products, which would make it more difficult for the Company to operate its business. These third parties may have applied for, been granted, or obtained patents or trademarks that relate to intellectual property that competes with the Company's intellectual property, thereby requiring the Company to develop or obtain alternative products, or obtain appropriate licenses for such products, which may not be available on acceptable terms or at all. Such a circumstance may result in the Company's having to significantly increase development efforts and resources to redesign some of its products in order to safeguard the Company's competitive edge against competitors in the same industry. There is a risk that the Company's means of protecting its intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect the Company's business or reputation, financial condition, and/or operating results.   From time to time, the Company may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge the Company to enter into licensing arrangements, which may not be available on reasonable terms. If the Company is determined to have infringed upon a third party's intellectual property rights, the Company may be required to pay substantial damages; cease offering its products (or establish and maintain alternative branding); or seek a license, which may be unavailable or on terms that are financially unattractive, from the holder of the infringed intellectual property right.

The Company's success depends on the performance of our directors, executive officers, and key employees, and the Company does not have key person life insurance policies on any such personnel.

Our success depends on the performance of our directors, executive officers and key employees and on our ability to retain and motivate them. The Company's products also require the input of experts from different fields, such as engineers, designers, researchers, clean energy experts, among others. If these experts fail to provide adequate services to the Company, it may incur additional costs to compensate for that failure. Any loss of or inability to retain such highly qualified personnel could materially adversely affect the Company's business, financial condition, cash flow, and results of operations. Further, although the Company relies on highly qualified personnel for its financial success, they are not covered by key person life insurance policies. In the event of their death or disability, the Company will not receive compensation to ameliorate the financial impact of their loss.

The Company faces third party liability exposure.

In order to distribute its products to its clientele, the Company often contracts with third parties. Despite its precautions and its third-party liability insurance, the occurrence of unforeseen events may result in the Company's third-party liability and in losses associated with that liability.

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be adversely affected and we may have to incur significant expenditures to address the additional operational and control requirements of such growth.

We may experience rapid growth in our sales and operations, which may place significant demands on our management, operational, and financial infrastructure. If we fail to manage this growth, the quality of our products could suffer, which could negatively affect our brand and operating results. Improvements to the Company's operational, financial, and management, as well as its reporting systems and procedures, will have to be implemented to manage such growth. Such improvements may require significant capital expenditures and require valuable management resources. Furthermore, if such improvements are not implemented successfully, our ability to manage potential growth could be impaired and additional expenditures may have to be made to address such impairments. Investors should consider the possibility of the Company's rapid growth as well as the adverse impact that may result of such growth is not managed successfully.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

An investor's ownership interest could be significantly diluted.

An investor's ownership interest in the Company may be subject to future dilution. The Company may, and most likely will, need to raise additional capital in the future. In connection with raising such capital, the Company may issue additional Class B Shares, Class A Shares (as defined below) or other securities (which may include preferred stock with liquidation, distribution, voting or other preferential rights that are senior to the rights of the Class B Shares). The Company may also enter into strategic partnerships or acquisitions in the future in connection with which it may need to issue additional Class B Shares or other securities, and it may issue additional Class B Shares, Class A Shares or other securities to existing or future officers, directors, employees and consultants as compensation or incentives. As a result of the foregoing, a purchaser of Class B Shares in this Offering could find its interest in the Company diluted in the future through a decrease in the purchaser's relative percentage ownership of the Company.

Voting control is in the hands of one stockholder.
Voting control of the Company is concentrated in the Company's holding company, Zero Labs Group, LLC, which, as of the date of this Offering Circular, holds 100% of the shares of the Company's Class A common stock ("Class A Shares"), the only class of the Company's securities that entitles its holder to voting rights (specifically, one vote per share). In contrast, the Class B Shares convey no voting rights (except to the extent otherwise provided under applicable state corporation law). The Company's CEO and founder, Adam Roe, owns 100% of the membership interests in Zero Labs Group, LLC. Even if this Offering is fully subscribed, upon its completion investors will hold no voting power in the Company. Investors in the Class B Shares will have no power to influence the Company's policies or any other corporate matter, including the election of directors; changes to the Company's governance documents (with limited exceptions); the expansion of any employee equity or option pool; any merger, consolidation, sale of all or substantially all of our assets; or any other major action requiring stockholder approval. Zero Labs Group, LLC – and, ultimately, its owner, Mr. Roe – will make all major decisions regarding the Company. You will have no say in these decisions.

The Company may sell Class B Shares concurrently to certain investors on more favorable terms.
Certain investors may negotiate alternative terms for the purchase of Class B Shares. The Company is under no obligation to amend and restate any particular stock purchase agreement, subscription agreement, or other selling document based on subsequent agreements executed with the Company on different terms or to notify investors of any alternative terms, including any that may be more favorable for certain investors.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions

as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Holders of the Securities cannot be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Zero Labs Group, LLC (sole stockholder, Adam Roe)	7,000,000	Class A Common Stock	87.5%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 9,000,000 with a total of 7,994,900 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 8,000,000 shares, 7,994,900 shares of Class A Common Stock (which includes 81,000 issued options and RSUs and 913,900 shares available for issuance under the plan) and 5,100 shares of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 1,500,000 with a total of 5,100 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 8,000,000 shares, 7,994,900 shares of Class A Common Stock (which includes 81,000 issued options and RSUs and 913,900 shares available for issuance under the plan) and 5,100 shares of Class B Common Stock.

Convertible Promissory Note

The security will convert into The notes automatically convert into either shares of common stock or, at the company's option, a newly created series of preferred stock. and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $1,096,000.00
Maturity Date: December 01, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: automatically converts upon a Qualified Financing event, defined as an equity financing round raising at least $5,000,000, excluding the conversion of notes or other convertible securities.

Material Rights

In case of a change of control before a Qualified Financing, the note can either be repaid in cash (principal plus accrued interest) or converted into common stock at the valuation cap conversion price, at the holder's election.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

The Company generates revenue through the sale of Premium Classic Electric Vehicles and Zero Labs Electric Platforms. For the fiscal year ended December 31, 2022, we had revenue of $606,681 compared to $446,100 in the fiscal year ended on December 31, 2021. The increase in net sales was due to continued payments against pre-production model developments from early clients.

For the period ended June 30, 2023, we had revenue of $185,358 as compared to $41,137 in the period ended on June 30, 2022. Zero Labs has been active in completing this generation of co-developed customer vehicles. This increase in revenue reflects customer payments against progress.

Cost of Revenue

During the year ended on December 31, 2022, our cost of revenue totaled $920,252. During the year ended on December 31, 2021, our cost of revenue totaled $639,769. Our revenue increased from December 2021 to December 2022 because of continued payments against pre-production model developments from early clients.

During the period ended on June 30, 2023, our cost of revenue totaled $320,364 as compared to no revenue for the period ended June 30, 2022. Our cost revenue increased from June 2022 to June 2023 as a result of Zero Labs R&D in preparing them for higher volume production models. Rather than investing heavily in development models, Zero Labs has taken the approach of developing models for customer delivery that also reflect very close to final production models to get real-world feedback prior to scale manufacturing.

Operating Expenses

The Company's operating expenses increased from $2,129,948 in the year ended on December 31, 2021 to $2,770,486 in the year ended on December 31, 2022. Expenses increased as a consequence of the continued use of investments made in prior years towards R&D technology, new manufacturing, and pre-production model development.

The Company's operating expenses increased from $378,710 in the period ended June 30, 2022 to $736,102 in the period ended June 30, 2023. Expenses increase as a result of Increased payroll to accelerate vehicles production readiness.

Sales and marketing expenses

During the year ended on December 31, 2022, our sales expenses totaled $13,764. During the year ended on December 31, 2021, our sales expenses totaled $3,136. Sales expenses increased in 2022 because of press release expenses on new products.

During the period ended on June 30, 2023, our sales expenses totaled $4,022 as compared to $4,902 during the period ended June 30, 2022. Sales expenses decreased during the period that ended June 30, 2023 as a result of Sales expenses are very limited due to the fact, we are very understaffed to support sales demand. As a result, more sales would only result in more delayed orders.

Other Income and Expenses

During the year ended on December 31, 2022, our interest expense was $75,890. During the year ended on December 31, 2021, we had an interest expense of $7,653. For the year ended on December 31, 2022, we recorded other expenses of $40. For the year ended on December 31, 2021, we generated other income of $151,626.

Historical results and cash flows:

The Company is currently in the early stage: growth; pre-production validation entering into the initial production stage and generating revenue from pre-production models. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the manufacturing scale was very limited due to our limited size and pre-production validation testing. Past cash was primarily generated through pre-production sales and equity investments. Our goal is to scale manufacturing and lower costs to meet market demand. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the manufacturing scale was very limited due to our limited size and pre-production validation testing. Scale manufacturing support will allow us to produce a significant volume and dramatically meet market demands now we have proven product models, delivered initial models, and scale demand.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 5, 2024, the Company had a current ratio of 1.2 and operating expenses of $115,167. If the Cash Offering is fully subscribed, the Company expects to be able to meet anticipated cash operating expenses and capital expenditures for a period of at least 12 months after the Cash Offering's completion. The primary sources of the Company's liquidity have been cash from Adam Roe, the Company's founder, as an investment in the Company; from the issuance of convertible notes; and from pre-production vehicle sales. The Company also has potential access to additional sources of capital through institutional investments and production sales.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support manufacturing scale, staffing and manufacturing support.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 24 months. This is based on a current monthly burn rate of approx $220K for expenses related to Payroll, operating expenses & R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 48 months. This is based on a current monthly burn rate of approx $220k for expenses related to Payroll, operating expenses & R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital including private investment, Corporate Partnerships, Venture Capital, and Convertible Debt.

Indebtedness

- Creditor: Adam Roe
  Amount Owed: $3,187,203.00
  Interest Rate: 0.0%

- Creditor: Periwinkle Blue LLC
  Amount Owed: $526,667.00
  Interest Rate: 4.0%
  Maturity Date: September 06, 2023

- Creditor: Stanton Blakeslee
  Amount Owed: $208,667.00
  Interest Rate: 4.0%
  Maturity Date: October 29, 2023

- Creditor: Sam Malone
  Amount Owed: $100,160.00
  Interest Rate: 4.0%
  Maturity Date: November 22, 2023

- Creditor: Greg Brown
  Amount Owed: $208,000.00
  Interest Rate: 4.0%
  Maturity Date: December 30, 2023

- Creditor: Mike Walsh
  Amount Owed: $104,000.00
  Interest Rate: 4.0%
  Maturity Date: December 14, 2023

Related Party Transactions

- Name of Entity: Adam Roe
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2021 and 2022 CEO of the Company made contributions based on verbal agreement in total amount of $806,215 and $2,380,988 respectively.
  Material Terms:

Valuation

Pre-Money Valuation: $100,000,000.00

Valuation Details:

We employed three distinct valuation methods, all of which were developed and validated by external CFOs and consultants well-versed in the electric vehicle (EV) industry. These methods encompassed a Weighted Enterprise Value / Equity Value,

Enterprise Value / Equity Value, and a combination of the Market Approach (comprising 75% weight) and the Income Approach (comprising 25% weight). We made adjustments to account for Long Term Debt ($0) and Cash Raised ($11.25M), ensuring an accurate valuation.

Under the Market Approach, we considered Customer Requested Orders, rounded to 75,000 units, with a slight adjustment factor of only 5% applied to the total orders. This led to a forecasted revenue from Pre-Orders amounting to $1,218,750,000.* To substantiate this approach, we examined select Public Comparable Companies, including well-established OEMs with a strong EV focus, a limited list of (SPAC) Public Comparable Companies, and specific Private Comparable Companies operating within the EV sector.

The Income Approach concentrated on a five-year projection spanning from 2024E to 2028E, incorporating a Terminal Value, which was determined to be $1,374,374,063 on the low end. Our analysis yielded two Net Present Values (NPV): one excluding the Terminal Value, totaling $122,836,243, and another including both the Terminal Value - Low at $1,374,374,063 and Terminal Value - High at $9,701,784,453.

To calculate our Weighted Average Cost of Capital (WACC), we factored in various components, including a Risk-Free Rate of 3.4%, a Beta of 3.0x, an Equity Risk Premium of 5.4%, a Cost of Equity derived from the Capital Asset Pricing Model (CAPM) at 20%, and a Cost of Debt (pre-tax and after-tax) of 0.0%, accompanied by a Tax Rate of 35.0%. Our target capitalization structure consisted of 100% equity and 0% debt, resulting in a final WACC of 20%.

Subsequently, we determined the Equity Value to be $1,297,604,493. Regarding the valuation, we applied a (-) Discount for Lack of Marketability at a rate of 92.0%, resulting in a value of ($1,193,796,133). The Fair Market Value of Common Stock (Non-Marketable Minority Interest Basis) (Pre-Money) rounded down to approximately $100,000,000. In short, after applying a 92% Discount for Lack of Marketability, the valuation was adjusted to $100 million on a Pre-Money basis.

* These pre-order indications are non-binding, no-deposit, and require no down payment or reservation fee

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,096,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis, 8,000,000 shares, 7,994,900 shares of Class A Common Stock (which includes 81,000 issued options and RSUs and 913,900 shares available for issuance under the plan) and 5,100 shares of Class B Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Growth of fabrication and manufacturing team
  93.5%
  Growth of fabrication and manufacturing team

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.zerolabs.com/ (zerolabs.com/annual-reports).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zerolabsautomotive

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Zero Labs Automotive, Inc.

[See attached]

ZERO LABS AUTOMOTIVE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(AUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS:



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Zero Labs Automotive, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of Zero Labs Automotive, Inc., which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Zero Labs Automotive, Inc. as of December 31, 2022 and December 31,2021, and the result of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Zero Labs Automotive, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Zero Labs Automotive Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Zero Labs Automotive, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Zero Labs Automotive, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2023
Los Angeles, California

ZERO LABS AUTOMOTIVE INC.
BALANCE SHEET

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	126,224	$	387,971
Accounts Receivable		64,053		-
Other Current Assets		226,967		2,584
Total Current Assets		**417,244**		**387,971**
Property and equipment, net		780,322		1,014,334
Intangibles		18,272		21,323
Right of use assets, net		810,087		-
Other Assets		109,658		129,658
Total Assets	$	**2,135,582**	$	**1,553,287**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	129,170	$	83,544
Right of use liability, current portion		165,137		-
Accounts Payable		21,370		574
Convertible Notes, current portion		1,096,000		-
Other Current Liabilities		238,964		159,168
Total Current Liabilities		**1,650,640**		**243,286**
Convertible Notes		-		696,000
Right of use liability		644,950		-
Total Liabilities		**2,295,590**		**939,286**
STOCKHOLDERS EQUITY				
Common Stock - Class A		7,000		7,000
Common Stock - Class B		5		5
Additional paid in capital		9,400,962		7,015,064
Retained Earnings/(Accumulated Deficit)		(9,567,975)		(6,408,069)
Total Stockholders' Equity		**(160,008)**		**614,000**
Total Liabilities and Stockholders' Equity	$	**2,135,582**	$	**1,553,286**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	606,681	$	446,100
Cost of Goods Sold		920,252		639,769
Gross profit		(313,571)		(193,669)
Operating expenses				
General and Administrative		2,756,722		2,113,312
Research and Development		-		13,500
Sales and Marketing		13,764		3,136
Total operating expenses		2,770,486		2,129,948
Operating Income/(Loss)		(3,084,057)		(2,323,617)
Interest Expense		75,890		7,653
Other Loss/(Income)		(40)		(151,626)
Income/(Loss) before provision for income taxes		(3,159,906)		(2,179,645)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(3,159,906)	$	(2,179,645)

See accompanying notes to financial statements.

(in , $US)	Common Stock - Class A		Common Stock - Class B		Additional paid in capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	7,000,000	$ 7,000	-	$ -	$ 6,162,676	$ (4,228,424)	$ 1,941,252
Issuance of common shares			5,100	5	7,492		7,497
Contribution					806,215		806,215
Stock based compensation expense					38,681		38,681
Net income/(loss)						(2,179,645)	(2,179,645)
Balance—December 31, 2021	7,000,000	$ 7,000	5,100	$ 5	$ 7,015,064	$ (6,408,069)	$ 614,000
Contribution	-	-	-	-	2,380,988	$ -	2,380,988
Stock based compensation expense					4,910		4,910
Net income/(loss)	-	-	-	-	-	(3,159,906)	(3,159,906)
Balance—December 31, 2022	7,000,000	$ 7,000	5,100	$ 5	$ 9,400,962	$ (9,567,975)	$ (160,008)

See accompanying notes to financial statements.

ZERO LABS AUTOMOTIVE INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,159,906)	$	(2,179,645)
Non-cash items:				
Stock based compensation expense		4,910		38,681
Amortization expense		8,122		7,108
Depreciation expense		524,003		434,873
PPP loan forgiveness		-		(151,600)
Accrued interest		43,840		7,653
Changes in operating assets and liabilities:				
Accounts Receivable		(64,053)		-
Other Current Assets		(224,383)		21,526
Other Assets		20,000		(68,247)
Credit Cards		45,626		27,226
Accounts Payable		20,796		574
Other Current Liabilities		35,956		139,380
Net cash provided/(used) by operating activities		**(2,745,091)**		**(1,722,470)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(261,659)		(101,115)
Purchases of Intangibles		(35,985)		(13,137)
Net cash provided/(used) in investing activities		**(297,644)**		**(114,252)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of common shares		-		7,497
Capital Contribution		2,380,988		806,215
Borrowing on Convertible Notes		400,000		696,000
Net cash provided/(used) by financing activities		**2,780,988**		**1,509,712**
Change in Cash		(261,747)		(327,010)
Cash—beginning of year		387,971		714,982
Cash—end of year	$	**126,224**	$	**387,971**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Zero Labs Automotive Inc. was founded as LLC on February 29, 2016 and was converted into C-corporation on June 7, 2019, in the state of California. The financial statements of Zero Labs Automotive Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Zero Labs Automotive Inc. is an automotive and industrial design, technology and engineering firm for all-electric platform engineered specifically for decarbonizing vehicles.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and 137,971 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Prototype Vehicles	5 years
Computer Equipment	5 years
Customer Vehicle Tooling	5 years
Furniture and Fixtures	7 years
Shop Vehicles	5 years
Tools Machines Equipment	5 years
Leasehold Improvements	15 years

Intangible Assets

The Company has licensed software as intangibles.

Income Taxes

Zero Labs Automotive Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has filed its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

The Company is following the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company earns revenue from the sale of electric cars.

Cost of sales

Costs of goods sold include vehicle parts, raw materials, vehicle painting, carpeting and other inputs including labor work and engaged production and design services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $13,764 and $3,136, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

	As filed December 31, 2021		Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets					
Right of use asset, net	$	-	$ 991,944	$ 991,944	$ 991,944
Liabilities					
Current portion of lease obligation		-	142,517	142,517	$ 142,517
Lease obligation		-	849,427	849,427	$ 849,427
Deferred rent current		-	-	-	$ -
Deferred rent non-current		-	-	-	$ -
Equity					
Retained Earnings		-	(0)	(0)	$ (0)
Total	$	-	$ -	$ -	$ -

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Customer deposit	159,589	119,589
Accrued interest	51,493	7,653
Tax	27,882	27,882
Payroll liabilities	-	4,044
Total Other Current Liabilities	$ 238,964	$ 159,168

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Refund to customers	222,267	-
Other	4,700	2,584
Total Other Current Assets	$ 226,967	$ 2,584

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Prototype Vehicles	$ 1,684,049	$ 1,648,065
Computer Equipment	123,414	103,127
Customer Vehicle Tooling	73,822	73,822
Furniture and Fixtures	108,164	40,132
Shop Vehicles	74,968	55,070
Tools Machines Equipment	239,228	180,915
Leasehold Improvements	183,390	95,914
Fixed assets, at Cost	**2,487,035**	**2,197,045**
Accumulated depreciation	(1,706,714)	(1,182,711)
Fixed assets, Net	$ **780,321**	$ **1,014,334**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $524,003 and $434,874 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Licensed software	$ 40,609	$ 35,539
Intangible assets, at cost	**40,609**	**35,539**
Accumulated amortization	(22,337)	(14,216)
Intangible assets, Net	$ **18,272**	$ **21,323**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $8,122 and $7,108 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2021	$ 8,122
2022	8,122
2023	2,028
2024	-
Thereafter	-
Total	$ **18,272**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 9,000,000 shares of Common Stock Class A with a $0.001 par value and 1,500,000 shares of Common Stock Class B with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 7,000,000 shares of Common Stock Class A and 5,100 shares of Common Stock Class B have been issued and are outstanding.

During 2021 and 2022 CEO of the Company made contributions based on verbal agreement in total amount of $806,215 and $2,380,988 respectively.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 994,900 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$	1.47	-
Granted	526,500			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	526,500	$	1.47	9.75
Exercisable Options at December 31, 2021	526,500	$	1.47	9.75
Granted	260,000	$	-	
Exercised	(5,100)	$	-	
Expired/Cancelled	(557,500)	$	-	
Outstanding at December 31, 2022	223,900	$	1.47	8.90
Exercisable Options at December 31, 2022	223,900	$	1.47	8.90

Stock option expenses for the year ended December 31, 2022 and December 31, 2021 was $4,910 and $38,681 respectively.

8. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instruments Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non Current Portion	Total Indebtedness
Fortwinkle Blue LLC	$ 500,000	4.00%	9.7.2021	9.6.2023	$ 20,000	21,667	$ 500,000	$	$ 521,667	$ 6,667	$ 1,667	$	$ 500,000	$ 501,667
Starton Blakeslee	$ 200,000	4.00%	10.30.2021	10.29.2023	$ 8,000	8,667	$ 200,000	$	$ 208,667	$ 667	$ 667	$	$ 100,000	$ 100,667
Sam Malone	$ 96,000	4.00%	11.13.2021	11.22.2023	$ 3,840	4,160	$ 96,000	$	$ 100,160	$ 320	$ 320	$	$ 96,000	$ 96,320
Greg Brown	$ 200,000	4.00%	12.31.2021	12.30.2023	$ 8,000	8,000	$ 200,000	$	$ 208,000	$	$	$	$	$
Mike Walsh	$ 100,000	4.00%	12.15.2021	12.14.2023	$ 4,000	4,000	$ 100,000	$	$ 104,000	$	$	$	$	$
Total					$ 43,840	$ 51,493	$ 1,096,000	$	$ 1,147,493	$ 7,653	$ 7,653	$	$ 696,000	$ 703,653

The convertible notes are convertible into Common Shares at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (942,916)	$ (650,406)
Valuation Allowance	942,916	650,406
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (2,855,084)	$ (1,912,168)
Valuation Allowance	2,855,084	1,912,168
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $9,567,975. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022 and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During 2021 and 2022 CEO of the Company made contributions based on verbal agreement in total amount of $806,215 and $2,380,988 respectively.

There were no other related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,159,906, an operating cash flow loss of $2,745,091, and liquid assets in cash of $126,224, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 14, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF ZERO LABS AUTOMOTIVE

Relentless Design Innovation

Zero Labs Automotive is an engineering and design company that provides a scalable solution for the electrification of existing vehicles. We have funded $10M, raised $1.2M, an...
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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

OVERVIEW   ABOUT   TERMS   PRESS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

 Drive the E-Mobility Revolution: We're creating a future for 1.6 billion existing vehicles with our sustainable and scalable electric conversion solutions.*

 Team of Innovators, Fueled by Passion: Our team, seasoned with 150+ years of combined experience, mainly in technology and engineering, hail from companies like Tesla, SpaceX, Apple, Sony, and more.

 Proven Traction: We have funded $10M from our Founder and CEO, raised $1.2M, and have reservations and signed LOIs from 77.5K customers.**

Get Equity
$12.50 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$500	$100M

THE PITCH

Zero Labs: Electrifying the Past, Powering the Future



Zero Labs Automotive is taking the world's most beloved vehicles and remaking them into premium electric vehicles. By 2035, there will be 2 billion combustion vehicles on the road (Source), spewing emissions and choking our planet. As 80% of combustion energy turns into waste (Source | Source | Source) and 83% of global transportation gas emissions originate from automobiles (Source | Source), there are 1.6 billion vehicles with no solution – until now. Zero Labs offers a sustainable, scalable solution to address this issue. (Source)

We're not just converting classics – we are building what we believe is the future of electric mobility. Our modular ZLABS platform can electrify nearly any vehicle, from vintage Mustangs to modern SUVs.


Scalable
Well beyond classics. Our platform can electrify millions of vehicles with speed and efficiency.
Customizable
Experience the exhilarating power and smooth handling of a modern EV, without sacrificing the soul of your classic.
High-performing
We offer complete-build options or modular upgrades, letting you tailor your electric dream car.

Zero Labs: Protect the Past. Upcycle. Protect the Future.


Transforming eMobility with with design and advanced technology
Our approach seamlessly integrates digital agency services with strong electric mobility product development capabilities.

**The above contains renderings of our build process.*

OUR leadership

Decades of Experience Engineering Brands in Transportation & Technology

We feel that the future of sustainable mobility lies with Zero Labs, driven by a powerhouse team of innovative and experienced leaders. Though many of our team members have extensive experience in technology and engineering, we're also alumni of industry giants like **Tesla, SpaceX, Rivian, Singer Vehicles, Boeing, WPP, Apple, Sony, Romeo Power, and Faraday Future.**

Our team has poured their hearts, souls, and millions of their own dollars into Zero Labs for 7 years, with a commitment and dedication to our planet and each other. That's **4,000+ proprietary designs, software, and hardware** crafted with sweat, grit, and pure electric love.



Meet the masterminds behind Zero Labs
Adam Roe
CEO, Founder & Lead Investor
This seasoned entrepreneur has 28 years of experience in founding companies within the tech, software, and global marketing sectors, leading to numerous successful exits.
Lizen Yumang
Director of Finance & Investor Relations
Lizen boasts more than two decades of experience overseeing corporate finances and operational processes. She has also spent years sourcing multiple supply chain tiers and developing strategic partnerships that will ensure the continued growth of Zero Labs.





THE OPPORTUNITY & OUR BUSINESS MODEL

Accelerating the Creation of Electric Mobility Brands and Technologies

One of the first scalable solutions for the electrification of existing vehicles



Customer Solution
Complete Classic Electric Vehicles
Classic 4x4 SUVs, Trucks, Muscle Cars and more



300HP Dual Motor
DC fast charging
Controller Area Network (CAN bus)
IRS Rear
Replaceable Battery
300HP Dual Motor
235+ Mi Long range
IFS Front
Performance Electric Brakes
Commercial Solution
Zero Labs Classic Electric Platform
The underlying magic

**The above contains renderings of our build process.*

Zero Labs helps startups, existing manufacturers, and entrepreneurs turn brilliant ideas into reality. We offer an all-in-one solution that guides innovators from conception to market with affordable and timely support. Through our strategic partnerships, we empower brands and businesses to develop the next generation of mobility products using our ZLABS™ Technology.

$51.3B
Global Classic Car Market*
OR
SAVE THE PLANET OR IDENTITY
Global interest for both Electric and Classic Vehicles tend to overlap
*Projected by 2028

$1167.09B
Global Automotive Aftermarket*
ADAPT OR DIE
175,000 Independent auto shops, 1M+ globally in the world.
OR
Out of BUSINESS
*Projected by 2030

* Source | Source | Source | Source

ZLABS is our end-to-end platform and integrated powerhouse that helps businesses strategically map mobility masterpieces, from concept to prototype and onto the open road. Key capacities include planning and research, prototyping and assembly, creative services, product development, eMobility design, engineering services, manufacturing support, embedded software, hardware architecture, and navigational UI/UX.



Conversion basics
Days not months or years

Step 1   Step 2   Step 3

Step 1
Remove

Gross Emissions Polluter
Disassembly and preparation for production. Removal and proper disposal of hazardous materials. The bad stuff.

Step 2
Replace

ZLABS Solution
Custom all electric platform upgradable battery and HV power systems. All power. No emissions.

Step 3
Recharge

Fully Electric Vehicle
Finally, a full electric classic vehicle you and your family to enjoy for decades.

The above contains renderings of our build process.

In addition to our partnerships services, our business model revolves around 2 key revenue streams: Electrifying existing vehicles, and a modular platform for auto shops and fleet owners. Recurring revenue from partnership services, retail sales, and upgrades, keeps the engine running and solidifies our thriving ecosystem of business success.

OUR ROADMAP

Charging Towards an Electric Future

Zero Labs is revving up to charge towards an electric future. In 2023, we launched our platform and presently 15 paid R&D customer vehicles in development.



2016-2019

- Built first two fully redesigned classic electric vehicles: 2 classic electric Ford Broncos
- Built marketing assets and launched the company
- Established key partnerships

Low Volume Early Market Classics

2010-2023

- Generated $3M in revenue for early R&D customer vehicles
- Publicly launched platform
- 15 paid R&D customer vehicles in development for feedback and market proof

Low Volume Early Market Classics

Multiple Model Classics

2024-2025*

- Scale manufacturing
- Build out scale production facility
- Deliver all early R&D customer vehicles
- Have 50 production models signed by Q4 2023
- Generate $42M in revenue by 2024
- Complete development for supply chain manufacturing

Today

Scale Aftermarket Conversions

Commercial & Federal Fleet

2026-2030*

- Launch a decentralized supply chain for localized manufacturing capabilities to increase safety, reduce costs, and scale faster
- Increase upgrades and additional product lines to increase customer LTV; Prepare for launch in Europe, the Middle East, and Australia
- Help drive the world to a zero-emissions future by continued solutions for existing vehicles

School Buses

Federal & Military Fleet

*Planned goals

The above contains renderings of our build process.

Now, we're ready to keep growing with 2024 plans to scale manufacturing production and development, deliver all early R&D vehicles, drive down COGS with suppliers, and scale our technological advantage.

OUR TRACTION

Unveiling Innovation: Ready to Electrify




77,500+
Signed platform reservations and inquiries
42,500
Commercial platform reservations
4,000
Proprietary hardware, software, & designs
FEATURED IN
LUXE DIGITAL
Esquire
HICONSUMPTION
Bloomberg
FAST COMPANY
GQ MAGAZINE
THE WALL STREET JOURNAL
Robb Report
valet.
uncrate
CURBED
TopGear
designboom
MOTORTREND

* Source | Source | Source | Bloomberg | Source | Source | Source | Source | Source | Source | Source | Source | Source | Source

Zero Labs is already electrifying the market with reservations from over 77,500 customers and 42,500 commercial platform reservations*. We've delivered and tested pre-market vehicles, secured crucial supplier partnerships, and boast 4,000 proprietary designs for both new EVs and retrofitting existing ones.

** Pre-order indications and reservations are non-binding, have no-deposit, and require no down payment or reservation fee.*

THE MARKET

Electrifying a Massive Market

While electric vehicles are stealing the headlines, a massive market remains untouched: classic cars, projected to rise to 51.3 billion in 2028, and the booming automotive aftermarket, projected to rise to 1167.09 billion by 2030. (Source | Source) Zero Labs is plugging into this blind spot, offering timeless classic conversions through a sustainable and scalable model.


The big win - Slash more emissions with less
Converting one existing vehicle can be hundreds of times more effective than replacing new gas vehicles
1976-2001 Emissions Compared to today
Is the same as removing the emissions of ...
NOx
nitric oxide
410x
New gas vehicles
CO
Carbon monoxide
132x
New gas vehicles

The global electric vehicle market is skyrocketing, projected to reach $951.98 billion by 2030 and the automotive aftermarket is set to reach $1.17 trillion by 2030. Not to mention 500 million classic car enthusiasts (and 2 million new classics each year) are craving clean energy. (Source | Source)

Zero Labs has already ignited demand with 77,500+ platform reservations, pre-market

vehicles delivered and tested, earning rave reviews and $11.2 million in funding.



Global electrification is growing
& 3 markets have urgent demands
$856B
+17.02% CAGR
Customer electric market by 2025
$1.17T
+5.49% CAGR
Global automotive aftermarket by 2030
$51B
+8.7% CAGR
Classic Car Market Growth by 2028

* Source | Source | Source

Join us in upcycling the world's most beloved vehicles and creating a sustainable future where the past and present power the road ahead.

This is your chance to be part of a sustainable revolution, electrifying the entire automotive landscape.

Electrify your love. Invest in Zero Labs.

ABOUT

HEADQUARTERS
1535 Rosecrans Avenue
Gardena, CA 90066

WEBSITE
View Site

Zero Labs Automotive is an engineering and design company that provides a scalable solution for the electrification of existing vehicles. We have funded $10M, raised $1.2M, and have $3.6B in reservations and potential sales, including 77.5K customer reservations and signed LOIs. * Pre-order indications and reservations are non-binding, have no-deposit, and require no down payment or reservation fee.

TEAM



Adam Roe
Founder, Chief Executive Officer, Treasurer, Secretary, and Director

Seasoned entrepreneur with broad technology & global marketing expertise. Founded several companies with exits





Lizen Yumang
Director of Finance & Investor Relations

Driven, Proficient and Insightful Finance & Operations professional with over 20 years of progressive experience in a wide range of sectors. An effectual leader with in-depth knowledge of business acumen and clear understanding how to deliver quantifiable results.



TERMS

Zero Labs Automotive

Overview

PRICE PER SHARE
$12.50

VALUATION
$100M

DEADLINE
Apr. 30, 2024 at 11:59 PM PDT

FUNDING GOAL
$10k - $5M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT 	ASSET TYPE
$1,000,000	**Common Stock**

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
800	**Class B Common Stock**

MAX NUMBER OF SHARES OFFERED
400,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives & Perks***</u>

<u>**Time-Based Perk**</u>

Early Tier 1

Invest $500+ within the first two weeks and receive 5% bonus shares

Early Tier 2

Invest $1,000+ within the first two weeks and receive 10% bonus shares.

Early Tier 3

Invest $5,000+ within the first two weeks and receive 20% bonus shares.

Early Tier 4

Invest $10,000+ within the first two weeks and receive 30% bonus shares.

Early Tier 5

Invest $50,000+ within the first two weeks and receive 40% bonus shares.

Early Tier 6

Invest $100,000+ within the first two weeks and receive 60% bonus shares.

<u>**Volume-Based Perks****</u>

Tier 1

Invest $1,000+ and receive 5% bonus shares and a complimentary ZLABS platform or full vehicle reservation.

Tier 2

Invest $5,000+ and receive 10% bonus shares and a complimentary ZLABS platform or full vehicle reservation.

Tier 3

Invest $10,000+ and receive 15% bonus shares, a 5% discount on your vehicle purchase, and a complimentary ZLABS platform or full vehicle reservation.

Tier 4

Invest $50,000+ and receive 20% bonus shares, a 7% discount on your vehicle purchase, and a complimentary ZLABS platform or full vehicle reservation.

Tier 5

Invest $100,000+ and receive, 30% bonus shares, a 10% discount on your vehicle purchase, and a complimentary ZLABS platform or full vehicle reservation

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

** Vehicle purchase discounts and complimentary ZLABS platform or full vehicle reservations are subject to terms and conditions. The discounts and complimentary reservations may be subject to availability, specific qualification criteria, and additional terms. The complimentary ZLABS platform or full vehicle reservation does not guarantee delivery of a vehicle or platform, as production timelines and availability can be affected by various factors outside the control of the Company.

<u>**The 10% StartEngine Owners' Bonus**</u>

Zero Labs Automotive will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $ 12.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $1,250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

PRESS



MotorTrend
How to Convert a Vintage Ford Bronco Into a Modern-Day EV

[View Article]



Wired Magazine
he Best Cars, Rides, and Auto Tech of CES 2023

[View Article]



LUXE Digital
Take The High Road With A Zero Labs Classic Electric Car

[View Article]



Design Boom
hanks to zero labs, any classic car can transform into an electric 'clean energy hero'

[View Article]



Top gear
NEW Classic Ford Bronco: FULL Carbon Fibre + 600bhp

[View Article]

[Show More Press]

ALL UPDATES

[Show More Updates]

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Zero Labs Automotive.

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ZERO LABS AUTOMOTIVE, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF AUGUST, A.D. 2021, AT 12:15 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5976470 8100
SR# 20240108618

Authentication: 202583412
Date: 01-12-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:15 PM 08/10/2021
FILED 12:15 PM 08/10/2021
SR 20212935672 - File Number 5976470

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF ZERO LABS AUTOMOTIVE, INC.

Zero Labs Automotive, Inc. (the "***Company***"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the Company is Zero Labs Automotive, Inc. and the date on which the Company's Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware was June 11, 2019.

SECOND: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the Company's Certificate of Incorporation by filing with the Secretary of State of the State of Delaware this Certificate of Amendment (the "***Certificate of Amendment***") to:

(a) increase (i) the number of authorized shares of the Company's Class A Common, par value $0.001 per share (the "***Class A Common***") to 9,000,000 and (ii) the number of authorized shares of the Company's Class B Common, par value $0.001 per share (the "***Class B Common***", and together with the Class A Common, the "***Common Stock***") to 1,500,000; and

(b) effect a stock split of the shares of the Class A Common and Class B Common such that each share of Class A Common and Class B Common shall be subdivided into 100 shares of Class A Common and Class B Common, respectively (the "***Stock Split***").

THIRD: Thereafter, pursuant to resolutions of the Company's Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: Article 4 shall be amended and restated to read in its entirety as follows:

"4.

The corporation is authorized to issue two classes of stock to be designated, respectively, "Class A Common" and "Class B Common." The total number of shares that the corporation is authorized to issue is (a) 9,000,000 shares of Class A Common, $0.00001 par value per share ("***Class A Common***"), and (b) 1,500,000 shares of Class B Common, $0.00001 par value per share ("***Class B Common***", and together with the Class A Common, the "***Common Stock***").

Holders of Class A Common shares shall be entitled to one (1) vote per share on all matters for which shareholders are entitled to vote.

Holders of Class B Common shares shall have no voting rights.

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware (the "***Effective Time***"), each share of Class A Common issued and outstanding immediately prior to the Effective Time shall be subdivided into one-hundred (100) shares of Class A Common and each share of Class B Common issued and outstanding immediately prior to the Effective Time shall be subdivided into one-hundred (100) shares of Class B Common and (the subdivision of all such shares, the "***Stock Split***").

At the Effective Time, the Stock Split shall occur automatically and without further action by the holders of Common Stock. Each holder of record of a certificate or certificates for one or more shares of Class A Common and Class B Common shall be entitled to receive, as soon as practicable following surrender to the Company of such certificate or certificates, a certificate representing the number of shares of Class A Common and Class B Common, as applicable, to which such holder shall be entitled pursuant to the Stock Split."

FIFTH: All other provisions of the Certificate of Incorporation, as currently on file with the Secretary of State of the State of Delaware, shall remain in full force and effect.

*   *   *   *   *

IN WITNESS WHEREOF, Zero Labs Automotive, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 9th day of August, 2021.

ZERO LABS AUTOMOTIVE, INC.

_____Adam Roe_____

Adam Roe
Chief Executive Officer